Exhibit A

KraneShares Dow Jones Global Luxury Consumer ETF

KraneShares Dow Jones China Alternative Energy ETF

KraneShares CSI China Internet ETF

KraneShares CSI China Consumer Staples ETF

KraneShares CSI China Consumer Discretionary ETF

KraneShares CSI China Urbanization ETF

KraneShares CSI China Five Year Plan ETF

Yorkville High Income MLP ETF

Yorkville High Income Composite MLP ETF

Yorkville High Income Infrastructure MLP ETF

Sustainable North American Oil Sands ETF

Forensic Accounting ETF